UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Protection One, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                                John K. Rosenberg
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6535
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 1997
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                               Amendment No. 1 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westar Capital, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
                                                                         (B) |X|


  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       WC, OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               |_|


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7    SOLE VOTING POWER

                           0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            68,674,402
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         68,674,402

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        68,674,402

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         82.4%

  14   TYPE OF REPORTING PERSON

               CO

                               Amendment No. 1 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Western Resources, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
                                                                         (B) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             68,674,402
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          68,674,402

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         68,674,402

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        82.4%

  14   TYPE OF REPORTING PERSON

               CO

                  This Amendment No. 1 relates to the Statement on Schedule 13D filed by Western Resources, Inc., a Kansas corporation ("Western"), and its wholly owned subsidiary, Westar Capital, Inc., a Kansas corporation (together, the "Reporting Persons") on December 4, 1997 with respect to the Common Stock, par value $0.01 per share (the "Shares"), of Protection One, Inc., a Delaware corporation (the "Company").


Item 1.           Security and Issuer
                  No material change.

Item 2.           Identity and Background
                  No material change.

Item 3.           Source and Amount of Funds or Other Consideration
                  No material change.

Item 4.           Purpose of Transaction
                  No material change.

Item 5.           Interest in Securities of the Issuer

    On December 8, 1997, Steven L. Kitchen, an executive officer of Western and a director of the Company, acquired 300 Shares at $12.00 per share (excluding commissions). The Reporting Persons have no rights with respect to the voting or disposition of such Shares through any agreement, understanding or otherwise, and disclaim any beneficial ownership thereof.

Item 6.           Contracts, Arrangements, Understandings
                  or Relationships with Respect to Securities of the Issuer

                  No material change.

Item 7.           Material to Be Filed as Exhibits

                  None.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1997


                                                 WESTAR CAPITAL, INC.


                                                 By: /s/ Marilyn K. Dalton
                                                     Name: Marilyn K. Dalton
                                                     Title: Treasurer

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1997


                                                    WESTERN RESOURCES, INC.



                                                    By:  /s/ Steven L. Kitchen
                                                         Name: Steven L. Kitchen
                                                         Title: Executive Vice
                                                         President and Chief
                                                         Financial Officer